SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Inside Information Announcement Regarding Estimated Growth in Profit for the First Three Quarters of 2016; and

99.2	Date of Meeting of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 12, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Inside Information

Announcement Regarding Estimated Growth in Profit for the First Three Quarters of 2016

This announcement is issued pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2016 to 30 September 2016

(2)	Estimated results: based on preliminary estimates by the finance department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the Company and its subsidiaries (the “Group”) are expected to record a 75%-90% growth of the net profit attributable to equity shareholders of the Company for the first three quarters ended 30 September 2016 over the same period of last year (i.e. RMB 3.930 billion-RMB 4.267 billion). Specific financial figures will be disclosed in the 2016 third quarterly report of the Company.

(3)	The estimated results have not been audited or reviewed by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	2,245,704
Basic earnings per share (RMB per share)	0.208

3.	Major reasons for estimated growth in the results for the period

Major reasons for substantial growth in the results of the Group in the first three quarters of 2016 compared to the corresponding period of the previous year are:

1.	In the first three quarters of 2016, the decrease in prices of the Company’s products was smaller when compared with the decrease in the costs of the raw materials it procured, which led to an increase in gross profit. Of which, in the first quarter of 2016, the “floor price” for domestic refined oil (please refer to “Other information” for details) provided support to the results of the Company. As international crude oil prices began to rebound from February 2016, due to the long procurement cycle for imported crude oil of the Group, the cost of crude oil in transit and in stock was relatively low, leading to an increase in profit in the second quarter. The results for July to September will be affected by the inspection and maintenance issues in the third quarter.

2.	Shanghai Secco Petrochemical Company Limited, the Company’s associate, recorded an increase in profit, thereby increasing the Company’s investment income. The financial expenses of the Company decreased as it had ample funds of its own.

3.	The Group strengthened its internal management and continued to reduce costs and enhance efficiency. The initiatives showed good progress.

4.	Other information

On 13 January 2016, the National Development and Reform Commission announced the “Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil” (Fa Gai Jia Ge [2016] No. 64) (the “Notice”), stating that when the price of crude oil in the international market, with which the domestic refined oil price is affiliated, is lower than US$40/barrel, the domestic refined oil price will not be adjusted downward further (the “floor price”). The Notice states that “when the price of crude oil in the international market is lower than US$40/barrel, which is the regulatory lower limit, the amount of refined oil price that has not been adjusted will be put into a risk reserve fund. A specific account will be set up for the fund. Government approval is required before the fund is applied and it will mainly be used for energy conservation, emission reduction, oil product quality upgrading and oil supply security. Specific management measures will be announced separately.” As at the date of this announcement, the specific management measures have not been announced yet, and the Company has not withdrawn any risk reserve.

The forecasts above represent preliminary estimates only. Specific and accurate financial information will be disclosed in the 2016 third quarterly report to be officially published by the Company. Investors are advised to pay attention to investment risks.

Board of Directors, Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 11 October 2016

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Date of Meeting of the Board of Directors

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”, and its subsidiaries, the “Group”) announces that a meeting of the Board of the Company will be held on Thursday, 27 October 2016 at 9:30 a.m. for the purposes of considering and approving the third quarterly results of the Company for the nine months ended 30 September 2016 prepared in accordance with the China Accounting Standards for Business Enterprises for publication and transacting any other business.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Zhang Jianbo Joint Company Secretary

Shanghai, the PRC, 11 October 2016

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.